1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

March 9, 2015

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In a February 9, 2015 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 268 (“PEA 268”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (“Securities Act”), and Amendment No. 360 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 23, 2014. PEA 268 was filed to register Institutional Class, Class P, Administrative Class, Class D, Class A, Class C, and Class R shares of the PIMCO Capital Securities and Financials Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 268.

Prospectus

Comment 1: Footnote 2 to the fee table discloses an expense reimbursement arrangement wherein PIMCO may recoup certain waivers and reimbursements in future periods “not exceeding three years.” Confirm that the “three year” period is measured from the date the applicable expense is incurred. Also confirm that the effect of this reimbursement arrangement is only reflected in Year 1 of the expense example.

Response: Pursuant to the terms of the Expense Limitation Agreement between the Registrant and PIMCO, the Organizational and Trustee Fee Expenses for each Class of the Fund are annualized monthly as of the last day of the month. If the annualized Organizational and Trustee

US    Austin    Boston    Charlotte    Hartford    Los Angeles    New York    Orange County    Philadelphia    Princeton    San Francisco    Silicon Valley

Washington DC    EUROPE    Brussels    Dublin    Frankfurt    London    Luxembourg    Moscow     Munich    Paris    ASIA    Beijing    Hong Kong

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Fee Expenses of a Class of the Fund for any month exceed the Organizational and Trustee Fee Expense Limit (as defined in the Expense Limitation Agreement) of such Class, PIMCO must waive or reduce its Supervisory and Administrative Fee for such month, or reimburse the Fund, by an amount sufficient to reduce the Class’s annualized Organizational and Trustee Fee Expenses below the Organizational and Trustee Fee Expense Limit for that month. If in any month the estimated annualized Organizational and Trustee Fee Expenses of any Class of the Fund for that month are less than the Organizational and Trustee Fee Expense Limit, PIMCO is entitled to reimbursement by the Fund of any Supervisory and Administrative Fees waived or reduced pursuant to the Expense Limitation Agreement (the “Reimbursement Amount”) during the previous 36 months, to the extent that the Class’s annualized Organizational and Trustee Fee Expenses plus the amount so reimbursed does not exceed, for such month, the Organizational and Trustee Fee Expense Limit. Accordingly, we believe the 36 month recoupment provision in the Expense Limitation Agreement is consistent with the Staff’s comment.

In addition, we hereby confirm that the reduced Fund expenses attributable to the Expense Limitation Agreement are reflected only in Year 1 of the Fund’s Expense Example, not Year 3.

Comment 2: The Principal Investment Strategies states “‘Capital Securities’ include securities issued by U.S. and non-U.S. financial institutions (including, but not limited to, banks and insurance companies) for purposes of satisfying their regulatory capital requirements.” Include more information regarding Capital Securities in the Fund Summary section of the prospectus. For example, consider moving the SAI disclosure regarding bank capital securities to the prospectus.

Response: The Principal Investment Strategies section discloses that the Fund will invest, under normal circumstances, at least 80% of its assets in a combination of Capital Securities and Financial Securities. As noted by the Staff’s comment, Capital Securities are prominently defined as securities issued by financial institutions for purposes of satisfying their regulatory capital requirements. Financial Securities are prominently defined to include all Capital Securities, together with all other securities issued by financial institutions. The Principal Investment Strategies provides a list of Financial Securities in which the Fund intends to invest, which includes “senior and subordinated fixed income instruments, contingent convertible bonds, surplus notes, preferred stock and equity” issued by financial institutions. The Fund’s prospectus and SAI already discuss fixed income instruments, preferred stock and equity securities in detail. In response to comments 3 and 5 below, additional prospectus disclosure regarding contingent convertible bonds and surplus notes has been added. As PIMCO believes that this list of instruments comprises most, if not all, of the Capital Securities in which the Fund intends to invest, we believe this list of instruments, coupled with the more detailed strategy and risk disclosure of each instrument in the prospectus and SAI, provides sufficient disclosure of the types of instruments that comprise Capital Securities.

Amy Miller March 9, 2015 Page 3

Comment 3: Confirm whether the Fund intends to invest a significant portion of its assets in contingent convertible (“CoCo”) bonds, which are listed as a type of “Financial Securities” in which the Fund may invest as part of its principal investment strategies. If so, consider enhancing the Fund’s risk disclosure regarding investments in CoCo bonds. For example, consider moving the CoCo risk disclosure in the SAI to the prospectus.

Response: Comment accepted. The Fund has added a new principal risk relating to investments in CoCos, as well as additional disclosure regarding CoCos elsewhere in the statutory prospectus, which supplements the existing SAI disclosure regarding CoCos. The following disclosures were added to the Fund’s prospectus:

Fund Summary—Principal Risks

Contingent Convertible Securities Risk: the risks of investing in contingent convertible securities, including the risk that interest payments will be cancelled by the issuer or a regulatory authority, the risk of ranking junior to other creditors in the event of a liquidation or other bankruptcy-related event as a result of holding subordinated debt, the risk of the Fund’s investment becoming further subordinated as a result of conversion from debt to equity, the risk that principal amount due can be written down to a lesser amount, and the general risks applicable to fixed income investments, including interest rate risk, credit risk, market risk and liquidity risk, any of which could result in losses to the Fund

Description of Principal Risks

Contingent Convertible Securities Risk

Contingent convertible securities (“CoCos”) have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued viability. As a result, an investment by the Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. An investment by the Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the Fund’s rights and claims will generally rank junior to the claims of holders of the issuer’s other debt obligations. In addition, if CoCos held by the Fund are converted into the issuer’s underlying equity securities following a

Amy Miller March 9, 2015 Page 4

trigger event, the Fund’s holding may be further subordinated due to the conversion from a debt to equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the Fund in CoCos may result in losses to the Fund.

Characteristics and Risks of Securities and Investment Techniques

Contingent Convertible Securities

Contingent convertible securities (“CoCos”) are a form of hybrid debt security that are intended to either convert into equity or have their principal written down upon the occurrence of certain “triggers.” The triggers are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going-concern. CoCos’ unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements. Some additional risks associated with CoCos include, but are not limited to:

Loss absorption risk. CoCos have no stated maturity and have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses.

Subordinated instruments. CoCos will, in the majority of circumstances, be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the Funds, against the issuer in respect of or arising under the terms of the CoCos shall generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if the CoCos are converted into the issuer’s underlying equity securities following a conversion event (i.e., a “trigger”), each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument.

Market value will fluctuate based on unpredictable factors. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii)

Amy Miller March 9, 2015 Page 5

general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

Comment 4: Confirm whether there is any limitation on the Fund’s ability to invest in collateralized loan obligations (“CLOs”). If the Fund may invest a significant portion of its assets in CLOs, consider enhancing the risk disclosure regarding investments in CLOs.

Response: CLOs would not typically qualify as Capital Securities or Financial Securities, thus any hypothetical investment in CLOs would be limited to no more than 20% of the Fund’s assets by operation of the Fund’s 80% investment policy. Regardless, the Fund does not anticipate investing in CLOs as part of its principal investment strategies. Accordingly, no changes to the Fund’s risk disclosures regarding CLOs are necessary.

Comment 5: The Fund may invest in surplus notes, which are listed as a type of “Financial Securities” in which the Fund may invest as part of its principal investment strategies. Explain what surplus notes are, and consider enhancing the strategy and risk disclosure regarding investments in surplus notes.

Response: Comment accepted. The following has been added to the Fund’s statutory prospectus to describe surplus notes in more detail:

Characteristics and Risks of Securities and Investment Techniques

Surplus Notes

Surplus notes are debt securities typically issued by mutual insurers that count as statutory capital under insurance regulations. Surplus notes are subordinated to policyholder claims. Coupon payments on surplus notes are contractual and typically cumulative, but each coupon and principal payment requires regulatory approval to ensure that the payment does not deplete resources available for paying policyholder claims.

Comment 6: The Fund discloses that it intends to establish a wholly-owned Cayman subsidiary to gain exposure to Regulation S securities. Explain why a Cayman subsidiary is being utilized for this purpose. Also confirm whether there is any limitation on the Fund’s investment in this type of Cayman subsidiary.

Amy Miller March 9, 2015 Page 6

Response: Certain types of accredited investors can form an offshore affiliate for the purpose of investing in unregistered securities.1 Accordingly, if a fund registered under the 1940 Act that is an accredited investor, such as the Fund, organizes and owns a subsidiary in a foreign jurisdiction such as the Cayman Islands, such Cayman subsidiary would not be a U.S. person as defined under Regulation S, notwithstanding the fact that the Fund is itself a U.S. person and such Cayman subsidiary was formed by the Fund for the purpose of investing in securities not registered under the Securities Act.

Two general conditions of the Regulation S safe harbor are that (i) the offer and sale of securities must be made in an “offshore transaction” and (ii) there are no “directed selling efforts” in the U.S. As an exception to these general conditions, the Regulation S safe harbor also is available when the offer or sale is made in the U.S. to a discretionary account (other than an estate or trust) held by a U.S. professional fiduciary for the benefit of a non-U.S. person. Such offers and sales of securities are deemed to be “offshore transactions” and contacts with such fiduciaries are permitted under Regulation S without being considered “directed selling efforts”. See Rule 902(h)(3), 902(k)(2)(i) and 902(c)(3)(ii). Accordingly, if offers and sales of securities are made in the U.S. to a discretionary account managed2 by PIMCO as a U.S. professional fiduciary for the

[1]

Pursuant to Rule 902(k)(1)(viii) under Regulation S, a “U.S. person” includes any partnership or corporation if such partnership or corporation was (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined under Regulation D promulgated under the Securities Act) who are not natural persons, estates or trusts. As a result, an entity that was organized or incorporated under foreign law and that is owned by an accredited investor (other than a natural person, estate or trust) will be a non-U.S. person pursuant to Regulation S notwithstanding the fact that it was formed by a U.S. person principally for the purpose of investing in unregistered securities.

In an interim release in which the SEC published for comment revisions to the original formulation of Regulation S in Securities Act Release No. 33-6838 (July 11, 1989), the SEC said, “The definition of ‘U.S. person’ has been changed in a number of respects in the revised Regulation. Unlike the original proposal, an entity organized under foreign law by a U.S. institution principally for the purpose of investing in securities not registered under the Securities Act would not be treated as a U.S. person. A U.S. institutional investor should be able to choose to establish an entity outside the United States, and should not expect the registration provisions to apply to purchases made by that foreign entity. Treating such entities as U.S. persons would not be in accordance with comity and the reasonable expectations of the parties.” The reference to “trust” in this provision was not intended to apply to Massachusetts or similar business or statutory trusts (see Rule 501(a)(3) under Regulation D (treating business trusts as akin to corporations)).

[2]

The SEC has recognized that a discretionary account managed by an investment adviser constitutes a discretionary account held by a professional fiduciary for purposes of Regulation S. See Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Investment Advisers Act Release No. 3222 (June 22, 2011), text accompanying footnotes 409 – 411.

Amy Miller March 9, 2015 Page 7

benefit of the Fund’s Cayman subsidiary, which is a non-U.S. person, such offers and sales would be deemed to occur in offshore transactions and thus fall within the safe harbor. Therefore, a Cayman, or other non-U.S., subsidiary of a U.S. registered investment company which is managed on a discretionary basis by PIMCO may be treated as a non-U.S. person under Regulation S and offers and sales in such an arrangement would be deemed under Regulation S to take place in an offshore transaction without directed selling efforts.

In response to the second part of the Staff’s comment, there is no pre-set percentage limitation on the Fund’s ability to invest in its wholly-owned Cayman subsidiary. For 1940 Act and tax purposes, the Cayman subsidiary is a disregarded entity. For purposes of testing for compliance with all applicable 1940 Act and Internal Revenue Code restrictions and limitations, the Fund will consolidate the portfolio holdings of the Cayman subsidiary with the direct portfolio holdings of the Fund and test for compliance on that basis.

Comment 7: If the Fund has estimated expenses attributable to short sales that are required to be disclosed in the fee table, confirm that such expenses are disclosed in the fee table.

Response: To the extent the Fund is anticipated to incur expenses relating to dividends paid on short sales, the Fund will reflect such estimated expenses as part of its “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. The Fund may not incur such short sale expenses if the Fund obtains short exposure through derivative instruments that do not result in short sale expenses for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Fund may not incur expenses related to the payment of dividends on short sales.

Comment 8: The Description of Principal Risks—Management Risk section appears to have stray references to Research Affiliates. Please revise.

Response: Comment accepted.

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Comment 9: The last sentence of the Description of Principal Risks—Regulation S Securities Risk section states “[a]ccordingly, Regulation S Securities may involve a high degree of business and financial risk and may result in substantial losses.” Consider including this sentence in the corresponding risk in the Fund Summary section.

Response: Comment accepted.

Comment 10: In the Management of the Fund section, incorporate a discussion of the Cayman subsidiary’s expense structure and any applicable fee waiver arrangements that relate to such expenses.

Response: Comment accepted. The following disclosure has been added to the Management of the Fund:

PIMCO has contractually agreed to waive the Fund’s advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administrative services fee, respectively, paid by the PIMCO Capital Securities Fund (Cayman) Ltd. (the “Subsidiary”) to PIMCO. The Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will remain in effect for as long as PIMCO’s contract with the Subsidiary is in place.

Comment 11: The Characteristics and Risks of Securities and Investment Techniques—Duration section provides examples of the impact of rising interest rates on a fund with an eight year duration and a negative three year duration. Please conform these examples to the maximum duration guideline for the Fund once determined.

Response: As disclosed in the Principal Investment Strategies section, the Fund’s average portfolio duration will normally vary within two years (plus or minus) of the portfolio duration of a 70%/30% blend of two indexes, as calculated by PIMCO, which as of February 28, 2015, was 4.50 years. Accordingly, we believe the current example of the impact of rising interest rates on a fund with an eight (8) year duration is appropriate given the anticipated average portfolio duration of the Fund.

Comment 12: Consider revising the definition of Cash Equivalent Securities in the Characteristics and Risks of Securities and Investment Techniques section or deleting this sub-section.

Response: Comment accepted. This sub-section has been deleted.

Amy Miller March 9, 2015 Page 9

SAI

Comment 13: The SAI states the funds take the position that mortgage-related securities do not represent interests in any particular industry or group of industries. Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,3 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, since June 30, 2011, each then-existing fund included in the SAI filed as part of PEA 268 has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. All funds included in the SAI filed as part of PEA 268, including those registered after June 30, 2011, have adopted the same policies. These policies are operating policies of the funds. They are not fundamental investment restrictions.

Comment 14: The SAI states, “[s]ubject to the Trust’s limitation on concentration of no more than 25% of its total assets in the securities of issuers in a particular industry, as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that each fund (except the Fund) may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry or group of industries. While the Staff acknowledges that foreign bank obligations may reasonably be assigned to multiple industries, the Staff believes the concentration policy should limit a fund’s investment to no more than 25% of its assets in foreign bank obligations constituting a particular industry or group of industries. The Staff acknowledges that this comment is not applicable to the Fund because the Fund has adopted a fundamental policy to concentrate in a group of industries related to banks.

[3]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Amy Miller March 9, 2015 Page 10

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a fund. While there is no pre-set percentage limitation on a fund’s ability to acquire foreign bank obligations, no Fund (except the Fund) will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. This standard is consistent with the funds’ concentration policy, which provides that each fund (except the Fund) may not concentrate its investments “in a particular industry.” Accordingly, the Registrant believes the disclosure is accurate as is.

At the time of investment, the funds review each security for industry testing using the primary SIC code assigned to the security, which is the same industry classification methodology that was suggested by the Staff in Guide 19 to Form N-1A.4 Foreign bank obligations may be assigned different SIC codes (e.g., SIC codes 6021, 6022, 6029, etc.), which would permit a fund to potentially invest more than 25% of its assets in foreign bank obligations in the aggregate, so long as the fund does not concentrate “in a particular industry” as defined by the SIC codes. In other words, the funds’ concentration policy does not restrict a fund from investing more than 25% of its assets in a “group of industries” as suggested by the Staff’s comment, only from doing so “in a particular industry.” This distinction is consistent with prior SEC guidance.5

Comment 15: There are various references to a “CSF Subsidiary” in the SAI that are bracketed. Please finalize these disclosures in the definitive filing.

Response: Comment accepted.

[4]	Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-13436 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

[5]

Guide 19 states, “It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry” (emphasis added) (distinguishing policies to concentrate “in a particular industry or group of industries” from policies to not concentrate “in any particular industry”).

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*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 268 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan G. Leshaw, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

March 9, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 268 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 360 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on December 23, 2014 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Senior Vice President

cc:	Douglas P. Dick

Brendan C. Fox

Adam T. Teufel

Joshua D. Ratner

Ryan G. Leshaw